

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of November 30, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$31.5 million
Total Firm Assets:	$ 3.9 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of November, the Fund returned 0.66% for the month, 2.01% YTD, and 4.73% annualized since inception.

PERFORMANCE

as of Month-End: November 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.56%	2.01%	2.12%	1.03%	1.81%	4.73%
BofA Merrill Lynch 3-month T-Bill	0.09%	0.28%	0.32%	0.13%	0.11%	1.34%
Barclays Aggregate Bond Index	-3.17%	2.51%	2.19%	2.79%	2.43%	4.40%
S&P 500 Index	1.83%	9.79%	8.06%	9.07%	14.45%	7.77%

as of Quarter-End: September 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.76%	1.62%	2.59%	1.18%	2.33%	4.76%
BofA Merrill Lynch 3-month T-Bill	0.10%	0.24%	0.27%	0.12%	0.10%	1.35%
Barclays Aggregate Bond Index	0.46%	5.81%	5.22%	4.03%	3.09%	4.72%
S&P 500 Index	3.85%	7.84%	15.43%	11.16%	16.37%	7.72%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%	0.29%	1.54%	-0.95%	1.34%	-0.38%	0.38%	0.19%	0.19%	-0.28%	0.66%		2.01%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.59%	1.03	0.19	0.34	-7.22%	4
BofA Merrill Lynch 3-month T-Bill	0.54%	2.43	0.00	0.01	-0.01%	1
Barclays Aggregate Bond Index	3.23%	1.34	0.00	0.00	-3.82%	2
S&P 500 Index	14.02%	0.60	1.00	1.00	-50.95%	37


Westchester Capital
FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of November 30, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	20.31%
Average position size:	1.09%
Number of long positions[1]:	71
Number of short positions[1]:	22
% Invested:	77.15%
Short positions as a % of net assets:	17.11%

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

Regional Exposure



- United States
- Europe ex-U.K.
- North America offshore
- Japan
- Australia

89.12%, 7.04%, 3.56%, 0.17%, 0.12%

By Deal Terms



- Cash
- Cash & Stock
- Stock and Stub
- Stock with Fixed Exchange Ratio
- Undetermined*
- Stock with Flexible Exchange Ratio (Collar)

47.17%, 25.64%, 17.40%, 7.06%, 2.51%, 0.21%

Sector Breakdown



- Information Tech.
- Consumer Disc.
- Materials
- Financials
- Energy
- Health Care
- Consumer Staples
- Industrials
- Utilities

26.29%, 20.31%, 16.23%, 15.65%, 6.35%, 4.74%, 4.47%, 2.96%, 1.99%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. Standard Deviation is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; Beta measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; Correlation is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high r-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low r-squared (70 or less) doesn't act much like the index; Maximum Drawdown is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; Months to Recover measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Total Fund Assets: $30.5 million

Total Firm Assets: $ 4.4 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- 83.94% United States
- 9.43% United Kingdom
- 5.30% Europe ex-U.K.
- 1.02% Canada
- 0.20% Japan
- 0.12% North America offshore

SECTOR EXPOSURE



- 28.13% Information Tech.
- 18.12% Consumer Disc.
- 14.56% Consumer Staples
- 12.92% Materials
- 11.70% Financials
- 5.63% Health Care
- 4.13% Energy
- 3.27% Utilities
- 1.53% Industrials

DEAL TERMS



- 39.93% Cash
- 24.67% Cash & Stock
- 20.54% Stock and Stub
- 7.38% Stock with Fixed Exchange Ratio
- 7.25% Undetermined*
- 0.23% Stock with Flexible Exchange Ratio (Collar)

FUND FACTS
Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.60%
Portfolio Turnover Rate:[1]	167%

PORTFOLIO
Equity Investments

Number of Long Positions:	55
Number of Short Positions:	19
Average Position Size:	1.25%
Quarter-end % Invested:	68.64%
Short Positions as a % of Net Assets:	17.91%

Ten Largest Positions as a Percent of Net Assets	38.03%
SABMiller plc	
Yahoo! Inc.	
LinkedIn Corporation	
KLA-Tencor Corp.	
Ingram Micro Inc.	
Jarden Corporation	
St. Jude Medical, Inc.	
Syngenta AG	
General Motors Co.	
Energy Futures notes	

Type of Buyer

Strategic	94.80%
Financial	5.20%

By Deal Type

Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 9/30/2016

	1-year	3-year	5-year	Since Inception*
The Merger Fund VL	2.59%	1.18%	2.33%	4.76%
S&P 500 Index	15.43%	11.16%	16.37%	7.72%
Barclays Agg. Bond Index	5.22%	4.03%	3.09%	4.72%
HFRX Absolute Return Index	0.88%	2.01%	1.77%	0.26%
BofA Merrill Lynch 3-month T-Bill	0.27%	0.12%	0.10%	1.35%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1] For period ending 12/31/15.

[2] The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2017.

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Syngenta AG	0.28%	Yahoo! Inc.	-0.57%
SABMiller plc	0.25%	KLA-Tencor Corp.	-0.50%
American International Group, Inc.	0.21%	Macro Portfolio Hedge	-0.10%
Tyco International plc	0.16%	The Valspar Corporation	-0.05%
Starwood Property Trust, Inc.	0.14%	West China Cement Limited	-0.05%
EMC Corporation	0.14%		

PERFORMANCE SUMMARY

Cumulative Change in Value of a $10,000 Investment Since Inception



This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies.   Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Barclays Aggregate Bond Index is an intermediate term index comprised of investment grade bonds. The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe. As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance. The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month.

Westchester Capital FUNDS

2016

Q3 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★ Out of 120 market neutral funds as of 9/30/2016
	Institutional	MERIX		★★★ Out of 120 market neutral funds as of 9/30/2016
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Event-Driven Fund	Institutional	WCEIX	Market Neutral NE	

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

STANDARDIZED PERFORMANCE SUMMARY
As of September 30, 2016

Total Firm AUM:	**$4.4 billion**
Strategy Assets:	
Merger Arbitrage[1]	$3.7 billion
Multi-Event[2]	$703.1 million

Merger Arbitrage	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Net Expenses Before Investment Related Expenses[4]	Performance Inception[5]	Fund AUM
The Merger Fund (Investor)	0.58	1.50	2.77	2.44	2.54	6.20	1.90%	1.77%	1.34%	02/01/1989	$2.1 b
The Merger Fund (Institutional)	0.71	1.77	3.16	n/a	n/a	1.60	1.57%	1.44%	1.01%	08/01/2013	$1.4 b

Insurance Dedicated Funds	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[6]	Net Expenses Before Investment Related Expenses[4]	Performance Inception[7]	Fund AUM
The Merger Fund VL	0.76	1.62	2.59	2.33	3.39	4.76	2.60%	1.82%	1.40%	05/26/2004	$30.5 m

Multi-Event	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[8]	Net Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
Event-Driven Fund	1.24	1.56	3.11	n/a	n/a	1.18	2.27%	2.13%	1.74%	01/02/2014	$118.7 m

MARKET INDICES	QTD	YTD	1 YR	3 YR	5 YR	10 YR
Morningstar Category Avg: Market Neutral	0.73%	0.48%	0.52%	0.65%	1.86%	0.92%
BofA Merrill Lynch 3-Month U.S. Treasury Bill Index	0.10%	0.24%	0.27%	0.12%	0.10%	0.92%
Barclays Aggregate Bond Index	0.46%	5.81%	5.22%	4.03%	3.09%	4.80%
S&P 500 Index	3.85%	7.84%	15.43%	11.16%	16.37%	7.24%
The Wilshire Liquid Alternative ED Index	1.93%	2.76%	0.44%	-0.43%	1.43%	2.49%
HFRX Event Driven Index	3.79%	7.17%	6.52%	-0.58%	3.03%	1.11%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.

[1]Includes USD 55 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor and USD 105 million in a sub-advised fund. [2]Includes USD 584 million in sub- advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. Prospectus dates vary among funds. For The Merger Fund®, expense ratios are as of the May 2, 2016 prospectus. The Advisor has contractually agreed to waive a portion of its management fee until April 30, 2017 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 22, 2016 prospectus. For the Event-Driven Fund, expense ratios are as of the May 2, 2016 prospectus. [4]Investment related expenses for The Merger Fund, The Merger Fund VL and the WCM Alternatives: Event Driven Fund include acquired fund fees and expenses of 0.03%, 0.03% and 0.04%, short interest and dividend expenses of 0.40%, 0.39% and 0.35% respectively. [5]The inception date of the Merger Fund® Investor share class is January 31, 1989. [6]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time. [7]The inception date of The Merger Fund VL is May 26, 2004. [8]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time.


Fellow Shareholders,

Our funds advanced during the third quarter, erasing the modest setbacks of Q2 and putting performance more in line with our historical risk-adjusted run rates. During the third quarter, The Merger Fund®, The Merger Fund VL and the WCM Alternatives: Event Driven Fund returned 0.58%, 0.76% and 1.24% respectively, bringing year-through-September returns to 1.50%, 1.62% and 1.56% with a fraction of the risk of the broader markets, as measured by standard deviation[1].

Uncertainty permeated the investment climate in the third quarter, punctuated by Brexit schizophrenia, continued worldwide economic malaise and confusion over the pace of eventual Federal Reserve Bank interest rate increases. Although the markets quickly shrugged off Brexit and we are seeing "green shoots" of economic improvement, capital markets continue to be confounded by potential election outcomes and uncertain interest rate policy. We are experiencing a unique environment wherein positive, stabilizing developments are often offset by unexpected economic outcomes. For example, in Q3 we saw a positive jobs report, declining oil prices and Q2 data showing faster than expected US economic growth. Yet this was countered by unforeseen wage stagnation, historically low home ownership rates and worldwide economic headlines which impacted markets globally. Thus we saw interest rates, already at historic lows, finish the quarter unchanged, despite the Fed's earlier forecast of two rate hikes by year end.

Subsequent to the election, however, rates spiked on fears of expansionary fiscal policy and increased inflation fears. It is a truism that higher interest rates are bad for fixed income prices. During the week ended November 11, The Bank of America Global Broad Market Index, which tracks 24,000 bonds around the world, *lost $1.14 trillion in value*[2] (that is not a typo!). Not to beat a dead horse, but absolute return strategies such as merger arbitrage should be inversely affected; and as we have discussed in prior letters, market forces would be expected to drive arbitrage spreads wider in order to appropriately reflect a higher interest rate regime[3].

Further, to top off macroeconomic unpredictability, investors were treated to minor shocks in September as two of the world's largest banks – Deutsche Bank and Wells Fargo – were beset by scandals. On September 15th, the US Justice Department requested that Deutsche Bank pay $14 billion to settle a range of mortgage securities probes stemming from the financial crisis. Wells Fargo likewise endured a reputational hit as its CEO was castigated by a Senate Committee for the bank's creation of fraudulent accounts spurred by a dangerous sales culture.

While the U.S. market remained resilient, mergers and acquisition ("M&A") activity trended down during the quarter, after a strong first half. According to a UBS report, Q3 deal volume was the lowest in several years, with announced deal value of $136 billion. This represented a 40% sequential and a 47% year-over-year decrease for mergers of companies with market capitalizations in excess of $400 million. Counterintuitively, merger arbitrage spreads widened to a representative level of approximately 5.6% annualized in the quarter from approximately 4.7% in second quarter[4], resulting from the macro uncertainty discussed above, in addition to continued antitrust enforcement headlines, confusion arising from the most unusual presidential election in our lifetimes, a number of individual deal-specific concerns and an increased number of moderate risk deals.

---

[1] As of 9/30/2016 the (3-year) standard deviation of The Merger Fund® was 2.94% versus 10.83% for the S&P 500 Index and 11.19% for the MSCI World Index.

[2] Bloomberg, Bonds plunge by $1 Trillion This week as Trump Seen Game Changer, November 11, 2016

[3] While we do not position our portfolios to have directional exposure to either stocks or bonds, there tends to be a correlation between the risk-free investment rate (such as treasury bills) and the performance of absolute-return strategies such as merger arbitrage. High-quality arbitrage spreads on announced merger transactions offer rates of return which are comprised of a spread over the risk-free rate, to compensate for the risk of terminated transactions. Therefore, the return profile is naturally positioned to move in concert with an increase in rates.

[4] UBS 3Q M&A Report

Performance data quoted represents past performance; past performance does not guarantee future results.


Deal size distribution tended towards mid-to-small size deals in 3Q16, reflecting a temporary shift from the more recent wave of multi-billion dollar transactions, with sub-$1 billion deals accounting for 34% of activity – the highest level in the current M&A cycle. Average deal value declined to $3.6 billion, which was 15% below the last decade's quarterly average.

However, between quarter-end and the writing of this letter, U.S. companies signed __$248.9 billion__ of merger agreements in October according to Dealogic, surpassing the previous record of $240 billion set in July 2015. The third week's volume set a single-week record of more than $177 billion. Our read on this is that although deal-making paused this year after last year's record pace, the acceleration has been dramatic, and there are signs that it will continue.

There are multiple motivations, such as pressure on companies to meet earnings expectations in a sluggish economic environment. Advanced economies are expected to grow in the range of just 2% annually for the next several years, according to the IMF, and revenues for S&P 500 and STOXX 600 companies are forecast to grow by only 4-5% annually, according to FactSet. Yet these same companies' earnings per share are forecast to grow by 10-12% annually.[5] This could only be possible if companies reduced their equity share count through buybacks, for example or bolstered profit margins through increased efficiencies or accretive acquisitions. Other factors driving an acceleration of deal activity may be an impending rise in interest rates (and therefore acquisition funding costs); a race to structure transactions ahead of the next presidential inauguration; and the ability, with equity markets approaching all-time highs, to pay for acquisitions with higher-valued stock.

STRATEGY UPDATES

Merger Activity

Conventional wisdom would suggest that the M&A announcements were generally on hold pending the outcome of the US Presidential election. We believe this was not as big a motivation for companies and their advisers to hold off unveiling mergers, and have not seen tangible evidence linking the Q3 slowdown to the election. We agree with a September 30th Reuters article which discusses 3 factors that may have influenced recent deal activity:

- The stock market is hovering near record highs, while the S&P 500 Index's price-to-earnings ratio is at its highest level since the 2008 financial crisis.

- Combined with uncertainty over the U.S. Federal Reserve's policy on interest rates, companies have become more cautious when it comes to M&A.

- The regulatory environment worldwide has become more onerous recently: Antitrust agencies, tax authorities and National security oversight committees seem to be stepping up deal review intensity.

The value of terminated M&A transactions has spiked to $682 billion so far this year and is on track to break the record set in 2007 when deals worth $923 billion fell apart. The number of deals that have collapsed this year stands at 708 through September 15, outpacing each of the last five years and rivalling the post-financial crisis period between 2008 and 2010.[6]

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[5] Wall Street Journal, October Deal Frenzy is a Symptom of a Deeper Malaise, November 8, 2016
[6] Reuters, Spiked M&A deals set for record as regulators increase scrutiny, September 16, 2016

Performance data quoted represents past performance; past performance does not guarantee future results.


While the uncertainties discussed above may have impeded M&A activity in Q3, strategic considerations continue to drive worldwide M&A. Our banker and lawyer contacts indicate that the deal pipeline is robust, particularly as companies attempt to grow revenues and cash flow in a sluggish economic environment and seek to utilize debt facilities before higher interest rates increase deal-financing costs. However, thanks to a record October for mergers and acquisitions, 2016 is on track to be the second largest year ever for deals in excess of $10 billion. Year-to-date, 32 such deals have been struck for a total of $818 billion.[7]

There are additional bright spots: Chinese acquisitions into the U.S. reached a record annual high for both volume and activity with $35.7 billion spent on 124 deals. Japanese firms inked a record 132 deals for U.S. targets (Dealogic). Moreover, six of 12 industry sectors accounted for at least 10% of year-to-date M&A, the most balanced first nine month sector breakdown since records began in 1980. Technology sector mergers totaled $365.4 billion during the first nine months of 2016, an increase of 4% over 2015 levels, while Energy & Power deals decreased 12% in value but increased 3% by number of transactions. Deal making in the Materials sector increased 28% compared to a year ago.

Portfolio Performance Summary

In the three months ending September 30, 2016, the Fund returned 0.58%, showing a gain of 1.50% year-to-date. Winners outnumbered losers, with 63 of the Fund's 80 holdings gaining. The quarter saw a climate well suited for global chemical and agricultural consolidation and several completed "megamergers," however continued regulatory headwinds and unforeseeable events such as cyber espionage made it a challenging quarter despite holding positions in no terminated transactions.

Winners

- The fund crystalized meaningful gains in the Dow Chemical/du Pont merger and continues to monitor the progress of Bayer AG's announced $58 billion acquisition of Monsanto. The Fund harvested its largest gain of the quarter in its investment in Syngenta AG. The shares rose more than 10% after its takeover by ChemChina was given the green light by the Committee on Foreign Investment in the United States (CFIUS), which reviews the national security implications of foreign takeovers. Once approved by international antitrust authorities, the $43bln deal will be the largest ever foreign acquisition by a Chinese company.

- In July, the U.S. Justice Department and Chinese Ministry of Commerce (MOFCOM) said Cheers! to the $108-billion merger between the world's two largest beer makers, Anheuser-Busch InBev and SABMiller. At quarter-end, the deal still needed approval from SAB shareholders and the UK Courts, which it subsequently received and the deal closed on October 5th.

- Despite the tough government stance on inversion rules, regulators were constructive on the $14 billion merger between Johnson Controls Inc. and Tyco International PLC in August and the deal completed on September 2.

Losers:

- The largest detractor (59 bps) was a position in Yahoo! Inc., which is in the process of selling its core business to Verizon in the first step towards unlocking the "conglomerate discount" embedded in its myriad of currently combined businesses and investments. In July, Verizon announced it would pay $4.83 billion in cash for Yahoo's core internet business, providing clarity to Yahoo's long-awaited fate. However, Yahoo's announcement on Sept. 22 — two months after the deal was struck — that 500 million user accounts were hacked has now called into question both the timing and viability of the deal closing on the current terms. We still believe this is an extremely attractive situation and is mispriced in the market.

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[7] Bloomberg, Merger Mania Puts 2016 Megadeal Volume Above $800 Billion: Chart, November 1, 2016

Performance data quoted represents past performance; past performance does not guarantee future results.




- Lam Research's agreed deal to buy KLA-Tencor short circuited when the Department of Justice declared that the deal would be anticompetitive to others in the metrology and inspection markets, despite the fact that the companies do not even compete with each other (a transaction known as a vertical merger) . The regulator made additional information requests in May which appeared to be consistent with an October antitrust approval and deal closing. In late August the companies expressed doubt that they would receive approval prior to the October 20 termination date and the deal spread widened significantly. After being unable to satisfy the DOJ's concerns, which were apparently stoked by complaints from a competitor, the deal was terminated in early October. This investment cost the Fund 53 basis points during the quarter.

- Our Macro hedge cost the Fund 10 basis points because this market hedge was overlaid against the S&P 500 Index which was up 3.85% for the quarter.

The Fund invested in 14 new transactions during the quarter and we held 53 investments as of the end of the quarter. Deal flow remains robust and as discussed above we are optimistic about both deal activity levels as well as the risk-adjusted profile of the opportunities we continue to be presented with.

SECTOR EXPOSURE



- Information Tech.
- Consumer Disc.
- Consumer Staples
- Materials
- Financials
- Health Care
- Energy
- Utilities
- Industrials
- Telecom

REGIONAL EXPOSURE



- United States
- United Kingdom
- Europe ex-U.K.
- Canada
- Japan
- North America Offshore

Type of Buyer	
Strategic	94.68%
Financial	5.32%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Deal Terms	
Cash	40.77%
Cash & Stock	25.78%
Stock & Stub	20.30%
Stock with Fixed Exchange Ratio	8.05%
Undetermined*	4.82%
Stock with Flexible Exchange Ratio (Collar)	0.28%

* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Performance data quoted represents past performance; past performance does not guarantee future results.

Event-Driven Activity

Spin-offs are back to outperforming the S&P 500 Index[8]. The resurgence in spinoffs thankfully puts behind us an almost two year long dry spell in which specific industries such as energy, commodities and raw materials suffered in comparison to the S&P. However, a rebound in energy stocks and a flurry of separations in technology, lodging and industrials have helped the category bounce back, creating attractive risk adjusted opportunities in diverse sectors. Companies that have engaged in interesting spinoffs or split offs include Hilton, MGM, Procter and Gamble, Johnson Controls International PLC, Ashland Global Holdings, Hertz, and ConAgra Foods, Inc. We believe the success of the aforementioned transactions will help drive further corporate restructuring activity.

We've recently found a number of excellent event driven plays in the fixed income space where corporate borrowers refinance higher coupon notes through tenders and call features. Given the rally in high yield, we expect this trend to continue. We believe this phenomenon will continue to produce non correlated shorter duration investment opportunities.

One example would be our former position in Rackspace Hosting 6.5% notes due 1/15/24. On 8/26/16, private equity firms, Apollo and Searchlight Capital announced the acquisition of Rackspace for $4.1 billion. After reading the indenture and analyzing the restrictive covenants, we were confident that Rackspace would be forced to refinance the senior notes at a premium. We bought the notes at 108.5 and sold them at 114.25 in less than 1 month prior to the refinancing.

Portfolio Performance Summary

Strategy	Allocations
Arbitrage	73.75%
Special Situations	17.15%
Extraordinary Events	5.60%
Non-directional Credit	3.50%
Total	100.00%

Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.

For the quarter, the WCM Alternatives: Event-Driven Fund returned 1.24%, bringing its year-to-date return to 1.56%. The largest contributor to performance was a risk arbitrage investment in Syngenta AG. It rose more than 10% after its takeover by ChemChina was given the go-ahead by CFIUS and contributed 32 bps to performance. The second largest contribution came from the successful transaction between Anheuser-Busch InBev and SABMiller as referenced above. Given that the strategy is flexible enough to "swing at a variety of pitches," it is not surprising that some of the Fund's biggest winners overlap with those of our flagship The Merger Fund. As the opportunity set created by non-arbitrage events develops, we would expect the correlation between the two funds to decrease as the investment allocations diverge. This should create a more differentiated return profile. We held 93 investments during the quarter; 76 positions posted positive gains while 17 had negative marks-to-market. We invested in 13 new situations during the quarter, and as of the end of September we held 67 positions and were 106% invested.

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[8] Spin-off Advisors, Spin-Offs Are Back to Outperforming the S&P, October 13, 2016

Performance data quoted represents past performance; past performance does not guarantee future results.

OUR COMPANY

WCM manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®			
Investor Share Class (MERFX)	SEC '40-Act Fund	Merger Arbitrage	1989
Institutional Share Class (MERIX)	SEC '40-Act Fund	Merger Arbitrage	2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
Dunham Monthly Distribution Fund (DNMDX)	Sub-advised SEC '40-Act Fund	Event-Driven	2008
WCM Alternatives: Event-Driven Fund (WCEIX)	SEC '40-Act Fund	Event-Driven	2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund	Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter- typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren

Mike Shannon

IMPORTANT DISCLOSURES

Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Performance data quoted represents past performance; past performance does not guarantee future results.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of September 30, 2016 were: SABMiller plc (6.38%), Yahoo! Inc. (5.71%), LinkedIn Corporation (5.24%), KLA-Tencor Corp. (4.43%), Ingram Micro Inc. (3.72%), Jarden Corporation (3.65%), St. Jude Medical, Inc. (3.29%), Syngenta AG (2.73%), American International Group, Inc. (2.57%), The Valspar Corporation (2.41%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2016 were: SABMiller plc (6.24%), Yahoo! Inc. (5.38%), LinkedIn Corporation (5.19%), KLA-Tencor Corp. (3.87%), Ingram Micro Inc. (3.57%), Jarden Corporation (3.31%), St. Jude Medical, Inc. (3.15%), Syngenta AG (2.69%), General Motors Co. (2.38%),Energy Future notes (2.24%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of September 30, 2016 were: SABMiller plc (6.54%), Yahoo! Inc. (5.67%), LinkedIn Corporation (5.14%), KLA-Tencor Corp. (4.41%), American International Group, Inc. (3.92%), Hewlett Packard Enterprise Company (3.88%), Hilton Worldwide Holdings Inc. (3.87%), Jarden Corporation (3.27%), St. Jude Medical, Inc. (3.18%), The Procter & Gamble Company (3.18%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of November 18, 2016 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of September 30, 2016, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 120 funds in the last three years, 70 funds in the last five years, and 32 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor received a Morningstar Rating of 3 stars, 4 stars and 3 stars for the three-, five- and ten year periods, respectively; The Merger Fund® – Institutional received a Morningstar Rating of 3 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. 5 and 10 year ratings are Extended Performance Ratings computed by Morningstar based on the MERFX share class. © 2016 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely.

Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Performance data quoted represents past performance; past performance does not guarantee future results.



Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives; **The Dow Jones Industrial Average (DJIA)** is a price-weighted average of 30 significant stocks traded on the New York Stock Exchange (NYSE) and the NASDAQ; **The NASDAQ** refers to the Nasdaq Composite, an index of more than 3,000 stocks listed on the Nasdaq exchange that includes the world's foremost technology and biotech giants such as Apple, Google, Microsoft, Oracle, Amazon, Intel and Amgen; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. The Wilshire Liquid Alternative Event Driven Index[SM] measures the performance of the event driven strategy component of **The Wilshire Liquid Alternative Index**[SM]. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event driven market. **The HFRX Event Driven Index** is comprised of managers with positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **STOXX 600** is a stock index representing 50 of the largest companies in Europe based on market capitalization. The stock universe used for selection is an aggregate of the 18 Dow Jones STOXX 600 Supersector indexes, which together capture about 95% of the capitalization of the major stock exchanges in 18 European countries. **Price-to-Earnings Ratio** is a ratio for valuing a company that measures its current share price relative to its per-share earnings. **Earnings per share (EPS)** is the portion of a company's profit that is allocated to each outstanding share of common stock, serving as an indicator of the company's profitability. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **A basis point** (often denoted as bps) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.

Performance data quoted represents past performance; past performance does not guarantee future results.

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